FIRST AMENDMENT TO BY-LAWS OF ENER1, INC.

        Effective January 5, 2005, Ener1, Inc. (the "Corporation") adopted the following amendment to the By-Laws of the Corporation:

        Section 9.2 of Article IX of the By-Laws is amended by replacing the provisions contained therein with the following:

Section 9.2. Record Date for Dividend and Other Distributions. The Board of Directors is authorized from time to time to fix in advance a date, not more than seventy (70) days before the date of any dividend or other distribution, as the record date for the determination of the shareholders entitled to receive such dividend or other distribution. In no event may a record date so fixed by the Board of Directors precede the date on which the resolution establishing such record date is adopted by the Board of Directors. Only those shareholders listed as shareholders of record as of the close of business on the date so fixed as the record date shall be entitled to receive the dividend or other distribution, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date is fixed as aforesaid. If the Board of Directors fails to establish a record date as provided herein, the record date shall be deemed to be the date the Board of Directors authorizes the dividend or other distribution.